United States securities and exchange commission logo





                              June 11, 2024

       George Athanasiadis
       Chief Executive Officer
       Eco Bright Future, Inc.
       World Trade Center El Salvador
       Calle El Mirador; 87 Ave Norte
       San Salvador, El Salvador

                                                        Re: Eco Bright Future,
Inc.
                                                            Registration
Statement on Form 10
                                                            Filed May 16, 2024
                                                            File No. 000-56658

       Dear George Athanasiadis:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Registration Statement on Form 10

       General

   1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange
Act of 1934. Please note that the Form 10 goes effective
                                                        automatically by lapse
of time 60 days after the original filing date. If our comments are not addressed within
this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness
and refile a new Form 10 including changes responsive to our comments. If you choose
not to withdraw, you will be subject to the reporting
                                                        requirements under
Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review
your filing until all of our comments have been addressed.
   2. Please revise to disclose whether you offer or intend to offer any of your services and products in the U.S. or
to U.S. persons, and please revise to include disclosure regarding the policies and
procedures you have in place to determine whether the crypto assets and
 George Athanasiadis
FirstName
Eco Bright LastNameGeorge Athanasiadis
           Future, Inc.
Comapany
June       NameEco Bright Future, Inc.
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         crypto-asset related services and products you offer or intend to offer are not "securities"
         within the meaning of Section 2(a)(1) of the Securities Act such that you are not facilitating or engaging in transactions in unregistered securities.
3. Please include a risk factor that discusses the risks and limitation of your internal policies and procedures to determine whether the crypto assets and crypto-asset related services
         and products you offer or intend to offer are    securities    within
the meaning of Section
         2(a)(1), including that your internal policies and procedures are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court. In preparing your response, you may find useful the letter sent by the
         SEC   s Strategic Hub for Innovation and Financial Technology to The
New York State
         Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.
4. Please provide us with your analysis as to your potential status as an investment company under the Investment Company Act of 1940 and add a risk factor that addresses such risk and the impact on your business.
5.       We refer you to our December 2022 Sample Letter to Companies Regarding
Recent
         Developments in Crypto Asset Markets, located on our website at the following address:

https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-
markets.
         Please consider the issues identified in the sample letter as applicable to your facts and circumstances and revise your disclosure accordingly.
Business
Prior Operations
Organizational History, page 1

6. We note your disclosure on page 1 that you are involved in digital wallet activities. Tell us whether you intend to provide a service to safe-guard crypto-assets for your customers and if you are therefore obligated to secure these crypto-assets and protect them from loss, theft or other misuse.
7. Please expand this section to briefly describe the reverse merger transactions, including a brief description of the business operations of United Heritage and Universa Hub Africa, and the restructuring of your company following the reverse merger. Present Operations, page 1

8.       We note your disclosure on page 1 that you engage in "financial technology and
         blockchain business worldwide" and that you build "tools to help people in accessing the economy via mobile and digital services." Please disclose the types of applications or tools you have built and are planning to build that assist people in this manner, including disclosure regarding which of your applications or tools are or will be dependent on blockchain technology and the risks and challenges related to such reliance. Disclose whether you have or intend to build your own blockchain or whether you rely or intend to
 George Athanasiadis
Eco Bright Future, Inc.
June 11, 2024
Page 3
         rely on an already existing blockchain. To the extent that you rely or intend to rely on an already existing blockchain, please identify the blockchain. Further, please describe the purpose of such applications or tools, whether they will relate only crypto assets you create or also to third-party crypto assets. To the extent that you have already developed such applications or tools, please disclose the geographic locations where each product and service is currently offered and whether you offer or plan to offer such products and services to U.S. persons. In this regard, we note your disclosure on page 5 that you intend to "provide digital assets from El Salvador, tokenize assets and develop blockchain tools for entry to countries such as Tunisia and United Arab Emirates and plan to enter into agreements in connection with its blockchain products in Thailand, Indonesia, and
         Guatemala." Please clarify what you mean by "digital assets from El Salvador," describe the "blockchain tools" you are developing "for entry" to Tunisia and United Arab
         Emirates and disclose the agreements you have or intend to enter into "in connection with its blockchain products" in Thailand, Indonesia and Guatemala.
9. We note your disclosure on page 1 that "[y]our capital needs are between $5,000,000 and
         $25,000,000 (varying based on growth strategies)" and your disclosure on page 2 that such capital will need to be raised within the next two years. Please revise to disclose here how you intend to raise such capital and disclose your growth strategies based upon the different levels of capital raised.
10. We note your disclosure on page 1 that you are "involved in . . . digital wallet activities."
         Please describe such "activities," including whether you currently offer or plan to offer wallet services, the jurisdictions in which you offer or intend to offer wallet services, whether your wallet services include taking custody of customer funds and, if so, your security and custody arrangements related to the storage of customer funds, including private keys and the risks that you may be liable for any cybersecurity breach resulting in the loss of customer assets. In addition, please identify the crypto assets that your wallets support or will support.
11. We note your disclosure on page 1 that you are "involved in . . . digital asset tokenization." Please disclose the characteristics of the tokens, the rights of holders, how the rights and characteristics of the token will be memorialized, the blockchain on which the tokens exist, whether you have minted any such tokens to date, how such tokens are issued and transferred, whether there are issuance and transfer restrictions, your
       AML/KYC procedures, whether a transfer agent is used or will be used, and, if so, the role of the transfer agent, whether the tokens may only be held in your wallet or whether the tokens can be stored in third-party wallets and whether you will be tokenizing "real word assets" yourself, how that process works, including how you will ensure parity between the "real world assets" and their crypto asset equivalents, and whether you will own, store
FirstName LastNameGeorge Athanasiadis
       and maintain such "real world assets." In this regard, we note your disclosure on page 1
Comapany    NameEco
       related to your Bright Future, Inc. To the extent that you have acquired "real world assets"
                        asset acquisitions.
       that
June 11,    youPage
         2024    have3tokenized or intend to tokenize, please describe such
"real world assets."
FirstName LastName
 George Athanasiadis
FirstName
Eco Bright LastNameGeorge Athanasiadis
           Future, Inc.
Comapany
June       NameEco Bright Future, Inc.
     11, 2024
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12. We note that you are building a platform that "enables everyone to access and participate in the global economy and Real-World Assets(RWA) tokenization." Please revise to include more specifics on your platform that is in development including, but not limited to, if applicable, the blockchain on which the platform will run, an estimate of the timeline for the launch of the platform and the activities that you plan to make available to users of your platform and the jurisdictions in which your platform will operate.
13. We note your disclosure that your corporate offices are located in Florida and El Salvador, that your main operations will be spread across Central America and Asia and that you plan to "provide digital assets from El Salvador, tokenize assets and develop blockchain tools for entry to countries such as Tunisia and United Arab Emirates and [that you] plan to enter into agreements with . . . Thailand, Indonesia and Guatemala." Please describe the laws and regulations that will have a material impact on your business, whether you are required to obtain governmental licenses and authorizations in the jurisdictions in which you intend to operate and offer your services and products and whether you have obtained such governmental licenses and authorizations. In addition, describe the steps you have taken or intend to take to prevent unauthorized or impermissible customer access to your products and services outside of the jurisdictions in which you have obtained the necessary licenses and authorizations to operate. Also describe the material risks you face from such unauthorized or impermissible customer access to your products and services, and expand the first risk factor on page 2 to describe the jurisdictions in which you are currently seeking licensing and permission to tokenize "real world assets" and the impact to your business if you are unable to obtain such licensing and permission as well as the licensing and authorizations that you are currently seeking related to your other business plans such as your platform and wallet services and the impact to your business if you fail to obtain such licenses and authorizations.
14. We note your disclosure on page 1 that you engage in digital asset trading. Please disclose the nature and extent of your crypto asset trading, including the types of crypto assets you are trading, the platforms or applications you use to trade, your general trading strategy, and whether you have any agreements with any such platforms for trading your crypto assets. In addition, please disclose the crypto assets you hold as of the most recent practicable date and your custody arrangements. To the extent that you use a third-party custodian, please identify the custodian, describe the material terms of your agreement with the custodian, how the custodian will store your private keys, including whether they will be commingled with assets of other customers, the geographic location where the private keys will be stored, whether any entity is responsible for verifying the existence of your crypto assets and whether and to what extent the custodian carries insurance for any losses of the crypto assets it custodies for you.
15. Please discuss what business consulting activities you conducted during the past couple of years and whether such consulting services are anticipated to continue under your existing business model. In this regard, we note your disclosure on page 18 regarding the
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Eco Bright LastNameGeorge Athanasiadis
           Future, Inc.
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         consulting revenue you recognized from consulting services related to blockchain technology software development sales.
16. We note that you plan to carry on the business of one of your subsidiaries in the field of artificial intelligence. Please revise to disclose how and to what extent you plan on developing artificial intelligence as part of your business. Further disclose risks related to artificial intelligence in the Risk Factors section.
Risk Factors, page 2

17. We note that you plan to associate your product with El Salvador, Tunisia, United Arab
         Emirates, Thailand, Indonesia and Guatemala. Please revise to disclose risks related to operating your product in these countries, including whether the regulatory regimes in these countries will impair your ability to operate.
18. Please include risk factor disclosures related to your use of blockchain and crypto technology, including, but not limited to, regulatory and technological risks. To the extent that you utilize blockchain technology that exists today, please include specific risk factors disclosures related to that technology.
The Real World Asset (RWA) Tokenization Market is Highly Competitive and Fragmented, page 3

19. Please revise to disclose the risks associated with "real world asset" tokenization, including, but not necessarily limited to, future government regulation limiting the scope of activities available to generate revenue and technological difficulties.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Business Operations, page 5

20. Please tell us, and revise your next amendment, to disclose more about your current and planned operations. We note your disclosures on pages 1, 5, and 17 that you are, or plan to be, involved in certain activities:
             p. 1 - "to build tools to help people in accessing the economy via mobile and digital services";
             p. 1 - "you are involved in digital asset tokenization, digital asset trading, and digital wallet activities";
             p. 1 - "the company is building an open source platform and developer infrastructure which enables everyone to access and participate in the global economy and Real-
              World Assets(RWA) tokenisation"; and
             p. 5 - "The Company intends to carry on the business of UHA as an artificial intelligence and blockchain technology company that utilizes real world tokenization to create a virtual investment vehicle on the blockchain linked to tangible assets such as real estate, precious metals, art and collectibles. The Company intends to provide digital assets from El Salvador, tokenize assets and develop blockchain tools for entry to countries such as Tunisia and United Arab Emirates and plan to enter into
 George Athanasiadis
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Eco Bright LastNameGeorge Athanasiadis
           Future, Inc.
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              agreements in connection with its blockchain products in Thailand, Indonesia, and
              Guatemala."

         Expand your MD&A to disclose which of these activities you are currently involved in and which activities you intend to become involved in within the next 12 months.
21. Please revise your next amendment to break out the material components of general and administrative expenses. Discuss any material trends between periods. Refer to Item
         303(b)(2) of Regulation S-K.
22. Please revise your next amendment to discuss the material items within Other Income
         (Expenses) - interest expense, other expenses, other income and impairment expense. Discuss any material trends between periods. Refer to Item 303(b)(2) of
         Regulation S-K.
Directors and Executive Officers, page 8

23. We note that you indicate that Mr. Athanasiadis is a "director until December 31, 2025"
         and that he "has been elected to serve as director of the Company until March 31, 2025."
         Please revise to reconcile these statements. In addition, please briefly describe the business experience during the past five years of each director and executive officer, including each person's principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations or employment were carried on.
Executive Compensation, page 8

24. We note that you indicated that "Executive Compensation will begin as revenues increase." Please revise to generally disclose on what basis the decision to begin executive compensation will be made and, to the extent known, the amount of such executive compensation.
Recent Sales of Unregistered Securities, page 9

25. We note that you issued 10,000,000 shares of Series A Preferred Stock as founder shares and later transferred those shares to Alexander Borodich on December 28, 2023. Please revise this section to include this information regarding the Series A Preferred Stock.
Footnotes to Consolidated Financial Statements
Note 1 - Organization and Significant Accounting Policies, page 17

26. Please provide for us your analysis supporting your determination to account for the
         Merger Transaction as a reverse recapitalization. In your response, specifically address the following:
             Whether the predecessor business of Eco Bright Futures met the definition of a business under ASC 805-10-55-3A through 55-9;
             Your identification of the accounting acquirer under ASC 805-10-55-12;
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Eco Bright LastNameGeorge Athanasiadis
           Future, Inc.
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                How the change of control was affected, either through the issuance of shares, changes in management, or determination of the Board of Directors;
                Your consideration of whether the Merger Agreement should be accounted for as a reverse acquisition under ASC 805-40; and
                Revise your disclosure to more fully comply with ASC
805-10-50-2.
27. We note you recorded impairment of assets of $6,983 in 2022. Please tell us, and revise your next amendment, to disclose the specific assets impaired, your accounting policy for impairment under GAAP, and include discussion in MD&A regarding material items in the periods presented.
28. We note your offices are located in Florida and El Salvador and your main operations will be spread across Central America and Asia. Please revise your next amendment to include the disclosure requirements in ASC 280-10-41 related to geographic information.
29. We note you recorded compensation expense of $14,946 and $8,083 in 2023 and 2022, respectively, which are described as salaries and wages on page 6 in MD&A. We further note your disclosure on page 18 regarding stock-based compensation. Please tell us, and revise your next amendment as appropriate, to address the following:
             quantify stock-based compensation expense in the periods presented;
             break out stock-based compensation expenses separately on your Consolidated
              Statements of Operations; and
             include the disclosure requirements of ASC 718-10-50.
30. We note you recorded revenues of $32,132 in 2023 that are described as consulting revenues related to blockchain technology software development sales. Please address the following related to these revenues:
             discuss in greater detail the activities that contributed to these revenues and include additional disclosures in your next amendment;
             discuss if revenues recognized in 2023, or any subsequent interim period, relate to any of the activities discussed on pages 1, 5, and 17, such as digital asset tokenization, digital asset trading, digital wallet activities, and Real World Asset
              Tokenization;
             disclose your intended revenue recognition policies for these products and/or services; and
             expand your Critical Accounting Estimates on page 5 related to revenue recognition to include the disclosure requirements in Item 303(b)(3) of Regulation S-K.
31. Please tell us whether you will accept crypto-assets in payment for your products and/or services, and if so how you will account for receivables denominated in crypto-assets and the crypto assets actually received. Confirm for us whether you currently hold any crypto-
         assets or crypto-currencies and how you account for them.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 George Athanasiadis
Eco Bright Future, Inc.
June 11, 2024
Page 8

       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or Sonia Bednarowski at 202-551-3666 with any other questions.



FirstName LastNameGeorge Athanasiadis                    Sincerely,
Comapany NameEco Bright Future, Inc.
                                                         Division of
Corporation Finance
June 11, 2024 Page 8                                     Office of Crypto
Assets
FirstName LastName